# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WaterBridge Infrastructure LLC, CIK 0002064947
CUSIP: 940923105
Title of class of securities: Class A Shares Representing Limited Liability Company Interests
Address of issuer's principal executive offices: 5555 San Felipe Street, Suite 1200, Houston, Texas (TX), 77056
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000936828

## Reporting persons
- GIC Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GIC Special Investments Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ashburton Investment Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: WaterBridge Infrastructure LLC
Address of issuer's principal executive offices: 5555 San Felipe Street, Suite 1200, Houston, TX 77056

## Item 2. Person Filing
Name of person filing:
GIC Private Limited
GIC Special Investments Private Limited
Ashburton Investment Private Limited
Address of principal business office or, if none, residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship:
GIC Private Limited - Republic of Singapore
GIC Special Investments Private Limited - Republic of Singapore
Ashburton Investment Private Limited - Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to row (9) on each cover page hereto. Such reported amount gives effect to dispositions occurring after September 30, 2026, which resulted in the Reporting Persons' beneficial ownership being reduced to zero as of October 15, 2026.
Percent of class: See response to row (11) on each cover page hereto.
Sole power to vote or to direct the vote: See response to row (5) on each cover page hereto.
Shared power to vote or to direct the vote: See response to row (6) on each cover page hereto.
Sole power to dispose or to direct the disposition: See response to row (7) on each cover page hereto.
Shared power to dispose or to direct the disposition: See response to row (8) on each cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- GIC Private Limited: /s/ Wong Hui Ping, Wong Hui Ping/Senior Vice President (11/02/2026)
- GIC Private Limited: /s/ Toh Tze Meng, Toh Tze Meng/Senior Vice President (11/02/2026)
- GIC Special Investments Private Limited: /s/ Sensen Lin, Sensen Lin/Authorized Signatory (11/02/2026)
- Ashburton Investment Private Limited: /s/ Arthur Chen Yi-Liong, Arthur Chen Yi-Liong/Senior Vice President (11/02/2026)
Comment: Exhibit A Joint Filing Agreement, dated as of November 6, 2025 (incorporated herein by reference to Exhibit A of the statement on Schedule 13G filed by the Reporting Persons on November 6, 2025).